NO ACT

DC
PE
1-15-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08024853

Received SEC
FEB 1 1 2008
Washington, DC 20549

February 11, 2008

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/11/2008

Anthony D. Weis
Vorys, Sater, Seymour and Pease LLP
1828 L St. NW
Eleventh Floor
Washington, DC 20036-5109

Re: Croghan Bancshares, Inc.
Incoming letter dated January 15, 2008

Dear Mr. Weis:

This is in response to your letter dated January 15, 2008 concerning the shareholder proposal submitted to Croghan by Samuel R. Danziger. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 2 0 2008
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Samuel R. Danziger
300 Garrison Street
Fremont, OH 43420

VORYS

Vorys, Sater, Seymour and Pease LLP
Legal Counsel

1828 L St. NW
Eleventh Floor
Washington, DC 20036-5109
202.467.8800

www.vorys.com

Founded 1909

RECEIVED
2008 JAN 16 AM 11: 04
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Anthony D. Weis
Direct Dial (614) 464-5465
Facsimile (614) 719-4776
E-Mail - adweis@vorys.com

January 15, 2008

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Croghan Bancshares, Inc. – Shareholder Proposal of Samuel R. Danziger (Exchange Act of 1934 – Rule 14a-8)

Ladies and Gentlemen:

This letter is to inform you that our client, Croghan Bancshares, Inc. ("Croghan"), intends to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Shareholders (collectively, the "2008 Proxy Materials") a shareholder proposal (the "2008 Proposal") and supporting statement received from Samuel R. Danziger (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before Croghan intends to file its definitive 2008 Proxy Materials with the Commission; and
- concurrently sent a copy of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the 2008 Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of Croghan pursuant to Rule 14a-8(k).

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the 2008 Proposal may be excluded from the 2008 Proxy Materials for the following reasons:

1. The 2008 Proposal relates to a procedure for the nomination or election for membership on Croghan's Board of Directors (Rule 14a-8(i)(8)); and

2. The 2008 Proposal and supporting statement are contrary to the proxy rules of the Commission (Rule 14a-8(i)(3)).

THE 2008 PROPOSAL

A copy of the 2008 Proposal, entitled "Shareholder Nominees for Election to the Board of Directors," and its supporting statement, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A. The 2008 Proposal states as follows:

> RESOLVED: pursuant to Section 6.01 of the Amended and Restated Code of Regulations (the "Regulations") of Croghan Bancshares, Inc. (the "Corporation") and Section 1103.11 of the Ohio Revised Code, stockholders hereby amend the Regulations to add this Section 2.04(C):
>
> "The Corporation shall include in its proxy materials for the annual meeting of stockholders the name, together with the Disclosure and Statement (both defined below), of any person nominated for election to the Board of Directors by a stockholder or group thereof (the "Nominator") that satisfies the requirements of this Section 2.04(C), and allow stockholders to vote with respect to such nominee on the Corporation's proxy card. Each Nominator may nominate one candidate for election at the meeting.
>
> To be eligible to make a nomination, a Nominator must:
>
> (a) have directly and/or beneficially owned 1% or more of the corporation's common stock held by shareholders (the "Required Shares") for at least one year;

(b) provide written notice received by the Corporation's Secretary on or before the December 31st immediately proceeding such annual meeting (i) with respect to the nominee containing, (A) the information required by Items 7(a), (b) and (c) of SEC Schedule 14A (such information is referred to herein as the ("Disclosure") and (B) such nominee's consent to being named in the proxy statement and to serving as a director if elected; and (ii) with respect to the Nominator, proof of ownership of the Required Shares; and

(c) execute an undertaking that it agrees (i) to assume all liability of any violation of law or regulation arising out of the Nominator's communications with stockholders, including the Disclosure and (ii) to the extent it uses soliciting material other than the Corporation's proxy materials, comply with all laws and regulations relating thereto.

The Nominator shall have the option to furnish a statement, not to exceed 500 words, in support of the nominee's candidacy (the "Statement"), at the time the Disclosure is submitted to the Corporation's Secretary. The Board of Directors shall adopt a procedure for timely resolving disputes over whether notice of a nomination was timely given and whether the Disclosure and Statement comply with this Section 2.04(C) and SEC Rules."

GROUNDS FOR OMISSION

1. *The 2008 Proposal relates to a procedure for the nomination or election for membership on Croghan's Board of Directors (Rule 14a-8(i)(8)).*

Historically, the Commission has interpreted Rule 14a-8(i)(8) of the Securities Exchange Act of 1934 (formerly Rule 14a-8(c)(8)) as permitting companies to exclude from their proxy materials shareholder proposals that relate to the election of directors. The Commission stated that "the principle purpose of Rule 14a-8(i)(8) is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature." See Release No. 34-12598 (July 7, 1976). Specifically, the Staff concurred with the exclusion of shareholder proposals and supporting materials in reliance on Rule 14a-8(i)(8) because such proposals "rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors." See Sears, Roebuck & Co. (avail. Feb. 28, 2003); Eastman Kodak Co. (avail. Feb. 28, 2003); The Bank of New York Co., Inc. (avail. Feb. 28, 2003); AOL Time Warner Inc. (avail. Feb. 28, 2003); and Citigroup Inc. (avail. Apr. 14, 2003) (all concurring in the exclusion of a proposal to amend the by-laws to require that the company include the name, along with certain disclosures and statements, of any person nominated for election to the board by a stockholder who beneficially owns 3% or more of the company's outstanding common stock).[1]

However, in the recent case of American Federation of State, County & Municipal Employees, Employees Pension Plan v. American International Group, Inc., 462 F.3d 121 (2nd Cir. 2006) ("AFSCME v. AIG"), the Second Circuit's refusal to defer to the Commission's long-

---

[1] See also Tenet Healthcare Corp. (avail. Mar. 15, 2004) (concurring in the exclusion of a proposal amending bylaws to permit a shareholder holding 35% or more of the company's outstanding shares to submit a list of candidates to be nominated as directors); Merck & Co., Inc. (avail. Jan. 25, 2004); (concurring in the exclusion of a proposal requiring that the registrant include in its proxy materials an alternative slate of directors proposed by the ten largest shareholders of record); Wilshire Oil Co. of Texas (avail. Mar. 28, 2003) (concurring in the exclusion of a proposal requiring company to include in its proxy materials the names, biographical sketches and photographs of nominees nominated by shareholders owning 3% of company's common stock); Goldfield Corporation (avail. Apr. 9, 2002) (concurring in the exclusion of a proposal requesting that Goldfield develop by-laws to "qualify nominees who have demonstrated a meaningful level of stockholder support and to provide them with free and equal ballot access."); Storage Technology Corp. (avail. Mar. 22, 2002) (concurring in the exclusion of a proposal recommending that the company amend its by-laws to require the inclusion in its proxy materials of the name of each candidate for the board nominated by shareholders); General Motors Corp. (avail. Mar. 22, 2001) (concurring in the exclusion of a proposal requiring the registrant to publish the names of all nominees for director in its proxy statement on the ground that the proposal, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections for directors); Toys "R" Us, Inc. (avail. Apr. 3, 2000) (concurring in the exclusion of a proposal to include a non-management candidate for election to the board of directors in the proxy statement and to develop a system to advance the candidacy of that non-management nominee); Kmart Corporation (avail. Mar. 23, 2000) (concurring in the exclusion of a proposal requiring the company to grant any 2% shareholder a "right of access" to the proxy statement for the purpose of presenting a non-management candidate for election to the board of directors.); United Road Services (avail. Mar. 10, 2000) (concurring in the exclusion of a proposal that would amend by-laws to require that each duly-nominated candidate for director be listed in the company's proxy statement and on its proxy card and that the company's proxy materials contain the same type and amount of information about each duly-nominated candidate for director); CVS Corporation (avail. Feb. 1, 2000) (concurring in the exclusion of a proposal to include a non-management candidate for election to the board of directors in the proxy statement and to develop a system to advance the candidacy of that non-management nominee); The Boeing Company (avail. Jan. 24, 2000) (concurring in the exclusion of a proposal requiring company to include in its proxy materials the names, biographical sketches and photographs of nominees nominated by shareholders owning 3% of company's common stock); BellSouth Corp. (avail. Jan. 24, 2000); (concurring in the exclusion of a proposal recommending a by-law providing that shareholder nominees to the board would be included in the company's proxy statement and proxy card, even if the board recommended a vote against such person); Citigroup Inc. (avail. Jan. 21, 2000) (concurring in the exclusion of a proposal requiring the registrant to amend its by-laws to add a new section requiring the Company to include in its proxy statement the name of a nominee for election to the Company's board chosen by certain shareholders); BellSouth Corp. (avail. Feb. 4, 1998) (concurring in the exclusion of a proposal recommending a by-law providing that shareholder nominees to the board would be included in the company's proxy statement and proxy card, even if the board recommended a vote against such person); Unocal Corporation (avail. Feb. 8, 1991) (concurring in the exclusion of a proposal recommending a by-law to require the company to include in its proxy materials the names of any shareholder's nominees for director and information about the nominees "in the same manner as any, and all other nominees presented for election").

standing interpretation of Rule 14a-8(i)(8) cast doubt on that interpretation.[2] In response to AFSCME v. AIG, the Commission was forced to codify its traditional interpretation of Rule 14a-8(i)(8)'s election exclusion. On December 6, 2007, the Commission issued a final rule amending Rule 14a-8(i)(8), effective as of January 10, 2008. See Release No. 34-56914 (Jan. 10, 2008) (the "Amending Release"). The Amending Release adds new language to Rule 14a-8(i)(8) to clarify that a shareholder proposal may be excluded "[i]f the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body *or a procedure for such nomination or election.*" See Amending Release (emphasis added). The Amending Release elucidates the Staff's long-standing determination that "shareholder proposals that may result in a contested election – including those which establish a procedure to list shareholder-nominated director candidates in the company's proxy materials – fall within the election exclusion." See Amending Release, p. 6.

The 2008 Proposal seeks to amend Croghan's Code of Regulations to require the inclusion by Croghan in its proxy materials of information about a candidate for election to Croghan's Board of Directors selected by any person who beneficially owned 1% or more of Croghan's outstanding common stock for at least one year and to require Croghan to include such nominee on its proxy card. By its terms, the 2008 Proposal seeks to amend Croghan's Code of Regulations to establish a *procedure* that (1) relates to the nomination and election for membership on Croghan's board of directors and (2) would result in contested elections of directors. According to the Amending Release, "[t]he term 'procedures' in the election exclusion relates to procedures that would result in a contested election either in the year in which the proposal is submitted or in any subsequent year." Because Croghan's Board of Directors, consistent with its fiduciary duties, nominates a sufficient number of candidates for all available board seats, the 2008 Proposal would necessarily establish a procedure that would result in contested elections by forcing Croghan to include in its proxy materials candidates opposed to Croghan's nominees. Rather than establishing general nomination or qualification procedures, the 2008 Proposal would establish a procedure for inclusion of shareholder nominees in the proxy statement of Croghan that would directly result in contested elections in subsequent years.

For the foregoing reasons, Croghan believes that it may omit the 2008 Proposal from the 2008 Proxy Materials under Rule 14a-8(i)(8).

---

[2] Because AFSCME v. AIG was a Second Circuit decision, it is not controlling precedent with respect to Croghan, an Ohio corporation located in the Sixth Circuit. Consequently, the Commission's traditional interpretation of Rule 14a-8(i)(8) would have governed the instant case even if the Commission had not amended Rule 14a-8(i)(8).

2. *The Proposal and Supporting Statement are contrary to the Commission's Proxy Rules (Rule 14a-8(i)(3)).*

Rule 14a-8(i)(3) permits the omission of a proposal or any statement in support thereof if such proposal or statement is contrary to any proxy rule or regulation, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting material. Rule 14a-9 also prohibits a statement which "omits to state any material fact necessary in order to make [a statement] not false or misleading." In Staff Legal Bulletin 14B (Sept. 15, 2004), the Staff clarified the circumstances in which companies will be permitted to exclude proposals pursuant to 14a-8(i)(3) and expressly reaffirmed that materially false and misleading proposals may be subject to exclusion. According to Staff Legal Bulletin 14B:

> There continue to be certain situations where we believe modification or exclusion may be consistent with our intended application of rule 14a-8(i)(3). In those situations, it may be appropriate for a company to determine to exclude a statement in reliance on rule 14a-8(i)(3) and seek our concurrence with that determination. Specifically, reliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where:
>
> ***
>
> - the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires - this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result.

The 2008 Proposal does not define or provide adequate guidance to shareholders or the Board of Directors as to many features of the procedures it seeks to implement. These uncertainties include, among others:

- the number of one percent shareholders that are eligible to nominate candidates;
- what role Croghan will have in verifying the consent to serve and the other information provided by the shareholder;

- the time and methodology for determining whether shareholders who nominate a director hold at least one percent of the outstanding stock of Croghan; and

- the process for resolving disputes regarding compliance of the nominating shareholder's disclosure with the proxy rules.

Because the 2008 Proposal contains impermissibly vague statements, Croghan believes that the 2008 Proposal violates Rule 14a-9 and is, therefore, excludable under Rule 14a-8(i)(3). The Staff has consistently taken the position that shareholder proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading because neither the shareholders, nor the company, would be able to determine with any reasonable certainty exactly what actions or measures would be taken in the event the proposal were adopted. See Philadelphia Electric Co. (avail. July 30, 1992) (proposal relating to the election of a committee of small shareholders to present plans "that will ... equate with the gratuities bestowed on management, directors and other employees" properly excluded as vague and indefinite); Comshare, Incorporated (avail. Aug. 23, 2000) (shareholder proposal relating to the company not "discriminat[ing] among directors based upon when or how they were elected" and "try[ing] to avoid defining change of control based upon officers or directors as of some fixed date" properly excluded as vague and indefinite).

For the foregoing reasons, Croghan believes that the 2008 Proposal may be omitted from the 2008 Proxy Materials because it is impermissibly vague and, thus, contrary to Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Croghan excludes the 2008 Proposal from its 2008 Proxy Materials pursuant to Rules 14a-8(i)(8) and 14a-8(i)(3).

If you have any questions or require any additional information regarding this request, please do not hesitate to call me at (614) 464-5465.

Very truly yours,

Anthony D. Weis

Anthony D. Weis

cc: Samuel R. Danziger (w/encls.)
Steven C. Futrell (w/encls.)

EXHIBIT A

DANZIGER
300 Garrison Street
Fremont, Ohio 43420
419-332-4201

November 14, 2007

Mr. Barry F. Luse, Secretary
Croghan Bancshares, Inc.
323 Croghan Street
Fremont, Ohio 43420

Dear Mr. Luse:

Please be advised the undersigned requests the inclusion of the enclosed Shareholder Proposal C and supporting statement in the proxy material for the 2008 Annual Meeting of the shareholders of Croghan Bancshares, Inc. In accord with applicable SEC Rule 14(a)-8(b) I intend to continue ownership of my shares through the date of the 2008 Annual Meeting or continuation thereof. It is expected the Board of Directors will advise me promptly should there be non-compliance with the applicable SEC Rule together with a timely period within which to achieve compliance.

The undersigned anticipates the Board will include a statement in the proxy material setting forth a contra position. Therefore, this letter is to formally request a shareholder list as of November 30, 2007, and periodically thereafter, so that the shareholders of record can be advised of the desire of the undersigned to have the resolution placed in the 2008 proxy materials as well as the undersigned's position. The request for a shareholder list is provided for by statute (see Ohio Revised code 1701.37, etc.). Additionally, a current copy of the NOBO list is requested at such time as it becomes available to Bancshares.

Very truly yours,

Samuel R. Danziger
5,087 Shares

Enclosûre-Resolution and Supporting Statement

2008 SHAREHOLDER PROPOSAL "C"

A proposal is being presented by Samuel R. Danziger. The corporation's address of record for Samuel R. Danziger is 7740 Camino Real, Miami, Florida 33143. The share holdings that have been reported to the Corporation by the proponent is 5,087 shares for Samuel R. Danziger. The Proposal C is as follows:

RESOLVED: pursuant to Section 6.01 of the Amended and Restated Code of Regulations (the "Regulations") of Croghan Bancshares, Inc. (the "Corporation") and Section 1103.11 of the Ohio Revised Code, stockholders hereby amend the Regulations to add this Section 2.04(C):

"The Corporation shall include in its proxy materials for the annual meeting of stockholders the name, together with the Disclosure and Statement (both defined below), of any person nominated for election to the Board of Directors by a stockholder or group thereof (the "Nominator") that satisfies the requirements of this Section 2.04(C), and allow stockholders to vote with respect to such nominee on the Corporation's proxy card. Each Nominator may nominate one candidate for election at the meeting.

To be eligible to make a nomination, a Nominator must:

(a) have directly and/or beneficially owned 1% or more of the corporation's common stock held by shareholders (the "Required Shares") for at least one year;

(b) provide written notice received by the Corporation's Secretary on or before the December 31st immediately proceeding such annual meeting (i) with respect to the nominee containing, (A) the information required by Items 7(a), (b) and (c) of SEC Schedule 14A (such information is referred to herein as the ("Disclosure") and (B) such nominee's consent to being named in the proxy statement and to serving as a director if elected; and (ii) with respect to the Nominator, proof of ownership of the Required Shares; and

(c) execute an undertaking that it agrees (i) to assume all liability of any violation of law or regulation arising out of the Nominator's communications with stockholders, including the Disclosure and (ii) to the extent it uses soliciting material other that the Corporation's proxy materials, comply with all laws and regulations relating thereto.

The Nominator shall have the option to furnish a statement, not to exceed 500 words, in support of the nominee's candidacy (the "Statement"), at the time the Disclosure is submitted to the Corporation's Secretary. The Board of Directors shall adopt a procedure for timely resolving disputes over whether notice of a nomination was timely given and whether the Disclosure and Statement comply with this Section 2.04(C) and SEC Rules."

SUPPORTING STATEMENT

This proposal provides for corporate governance democracy by allowing shareholders access to the corporate proxy. A similar proposal received the support of approximately 6% of the shareholder voting for/against this proposal at last year's annual meeting.

I URGE YOU TO VOTE FOR THIS PROPOSAL

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 11, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Croghan Bancshares, Inc.
Incoming letter dated January 15, 2008

The proposal amends the Code of Regulations to require that Croghan include in its proxy materials the name, along with certain disclosures and statements, of any person nominated for election to the board by a stockholder who has directly and/or beneficially owned 1% or more of Croghan's outstanding common stock for at least one year.

There appears to be some basis for your view that Croghan may exclude the proposal under rule 14a-8(i)(8). Accordingly, we will not recommend enforcement action to the Commission if Croghan omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Croghan relies.

Sincerely,

John R. Fieldsend
Attorney-Adviser

END